OPEN TEXT CORPORATION

275 Frank Tompa Drive

Waterloo, Ontario, Canada

T (519) 888-7111 F (519) 888-0677

January 29, 2010

By Electronic Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E. Mail Stop 4561

Washington, D.C. 20549

Attention:	Melisa Kindelan,
Staff Accountant, Division of Corporation Finance

Re:	Open Text Corporation
File No. 0-27544

Dear Ms. Kindelan:

This letter reflects our response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated December 22, 2009 to Mr. Paul McFeeters, our Chief Financial Officer. The Comment Letter relates to our Form 10-K for the fiscal year ended June 30, 2009, (“Form 10-K”) which was filed with the Commission on August 21, 2009 and to our Form 10-Q, for the quarter ended September 30, 2009 (“Form 10-Q”) which was filed with the Commission on October 28, 2009.

The responses and supplementary information set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Year Ended June 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources, page 32

1. Please tell us what consideration you gave to outlining the material covenants appearing in your credit agreement and describing your state of compliance with those covenants.

We were in compliance with all loan covenants relating to our credit agreement as of June 30, 2009 and September 30, 2009 and will, in future filings, expand the discussion in the liquidity and capital resources section of the Management’s Discussion and Analysis to outline the material financial covenants appearing in our credit agreement along with describing our state of compliance with these covenants at that time.

United States Securities and Exchange Commission

January 29, 2010

Critical Accounting Policies and Estimates

Goodwill, page 37

2. We note that goodwill accounted for 38% of total assets as of June 30, 2009. In light of the significance of your goodwill, tell us your consideration to provide a more robust and comprehensive discussion in your critical accounting policies regarding your impairment testing policy. In this regard, your disclosures should be expanded to provide investors with sufficient information about management’s insights and assumptions with regards to the recoverability of goodwill and, at a minimum, should include the following:

•	A discussion of the reporting units used in your analysis and how the reporting units are identified;

•	A more detailed description of the steps you perform to review goodwill for recoverability;

•	The nature of the valuation techniques you employed in performing the impairment tests;

•	A qualitative description of the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in our impairment analysis; and

•

A description of any significant changes to the assumptions and methodologies since previous impairment tests as a result of major events such as acquisitions or considerable changes in the economy and the impact these had on the results.

We note the Staff’s comments in this regard and will, in future filings expand the discussion in our critical accounting policies note to include information about our insights and assumptions with regards to the recoverability of goodwill, which at a minimum will include the areas pointed out by the Staff, above.

United States Securities and Exchange Commission

January 29, 2010

3. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;

•	The amount of goodwill allocated to the reporting unit;

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a) (3) (ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

As of April 1, 2009, the date of our last annual impairment analysis of goodwill, we determined that all of our reporting units were substantially in excess of the carrying value and we have considered Item 303(a) (3) (ii) of Regulation S-K and Section V of SEC Release No. 33-8350 in our disclosures and do not believe that there were any known trends or uncertainties that would cause a materially adverse affect to our results of operation.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 55

General

4. As noted in comment 14 of our letter dated March 26, 2008 with respect to your Form 10-K for the fiscal year ended June 30, 2007, you should provide more detail regarding your benchmarking process. For instance, tell us specifically how you established your peer group, and where your company fell within the parameters that define that group. You should also explain more specifically where your compensation fell within the noted percentile range for each named executive officer, and how you determined that those compensation levels were appropriate, given the performance of your company versus the performance of the members of your peer group.

In response to the Staff’s comments, we will in future filings take into consideration such guidance, to the extent applicable, and provide a more complete description of our benchmarking practices.

An illustration of such disclosure, as it would have applied to our Fiscal 2009 year, is set forth under appendix A.

United States Securities and Exchange Commission

January 29, 2010

Variable Short-Term Incentives, page 61

5. You should disclose the target levels with respect to the specific performance-related factors you identify for Variable Short-Term Incentives, namely worldwide revenue, adjusted net income, and divisional targets. If you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit these target levels, you should confirm that you have conducted a competitive harm analysis.

In response to the Staff’s comment, we will disclose in future filings the target levels with respect to the specific performance-related factors we have identified for Variable Short-Term Incentives.

An illustrative example of such disclosure, as it would have applied to our Fiscal 2009 year, is set forth under appendix B.

6. As noted in comment 14 of our letter dated March 26, 2008; you should disclose how you determined the specific payouts under this program. You disclose the broad parameters pursuant to which these payouts are determined, but you do not appear to provide any insight as to how the specific amounts reflected in your Summary Compensation Table for the current fiscal year were actually determined. That is, you do not disclose the specific percentage achievements of the target levels, nor do you disclose the percentage of the total possible amount that was actually paid, or the percentage of salary represented by those actual payouts. Please advise.

In response to the Staff’s comment, we will disclose in future filings how specific payouts under the program were determined, the specific percentage achievements of the target levels, the percentage of target levels that were paid and the percentage of salary represented by those payouts. An illustrative example of such disclosure, as it would have applied to our Fiscal 2009 year, is set forth in appendix C

Item 14. Certain Relationships and Related Transactions…page 76

7 As noted in comment 16 of our letter dated March 26, 2008, you should disclose the standards applied pursuant to your related party transaction policy. In your response to that prior comment, you set forth those standards, but they do not appear in your current disclosure. Please advise. See Item 404(b (1) (ii) of Regulation S-K.

We note the Staff’s comments in this regard and will, in future filings disclose our procedure regarding the approval of related party transactions, as was described in our response to the SEC’s letter dated March 26, 2008. An illustration of such disclosure, as it would have applied to our Fiscal 2009 year, is set forth under appendix D.

United States Securities and Exchange Commission

January 29, 2010

We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we acknowledge that the Division of Enforcement of the Commission has access to all information provided to the Staff in connection with the filing.

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (905) 762-6121.

Sincerely,

/s/ Paul McFeeters.

Paul McFeeters.

cc:	Gordon A. Davies, Chief Legal Officer and Corporate Secretary,
Open Text Corporation
KPMG, Canada, LLP

United States Securities and Exchange Commission

January 29, 2010

Appendix A

Competitive Compensation

Aggregate compensation for each Named Executive Officer (“NEO”) is designed to be competitive. The Company researches and refers to the compensation practices of similarly situated companies in determining the Company’s compensation policy. Although the Company reviews each element of compensation for market competitiveness, and the Company may weigh a particular element more heavily based on the NEO’s role within the Company, the Company is primarily focused on remaining competitive in the market with respect to total compensation.

Prior to making its recommendations to the Board of Directors, the Compensation Committee reviews data related to compensation levels and programs of companies that are similar to Open Text with respect to geography, industry and annual revenue. The revenue size of the comparator group of 20 North American internet software and services providers range from approximately one-half to two times that of Open Text (the Company’s “Software” peer group). The group, as determined for the year ended June 30, 2009, was comprised of 18 United States-based and 2 Canadian-based organizations chosen to represent the North American software and service providers within this revenue range. The Company also considered the market capitalization and net income of these companies in determining that they are appropriate comparators.

Mercer performed an assessment of the compensation of the Company’s executives. In early Fiscal 2009, Mercer benchmarked base salary, total cash compensation (base salary plus target short-term incentives), and total direct compensation (total cash compensation plus long-term incentives) to the following companies, which collectively comprise the Company’s “Software” peer group for the year ended June 30, 2009:

All values in $USmillions

					Period Ending June 30, 2008 (3)
Company Name	Country	Revenue (1)	Mkt. Cap. (2)	Net Income	1-yr TSR	3-yr TSR	5-yr TSR
SRA International Inc	US	$1,269	$975	$73	-11%	-14%	7%
Synopsys Inc	US	$1,212	$3,411	$190	-10%	13%	-5%
Gartner Inc	US	$1,189	$1,959	$104	-16%	25%	23%
Moduslink Global Solutions	US	$1,143	$520	$9	-46%	-18%	-7%
Global Payments Inc.	US	$1,062	$3,707	$37	18%	11%	22%
MacDonald Dettwiler & Assoc	CANADA	$1,053	$1,411	$45	-14%	6%	10%
Sybase Inc	US	$1,026	$2,332	$139	23%	17%	16%
Parametric Technology Corp	US	$941	$1,920	$80	-23%	1%	17%
Mentor Graphics Corp	US	$880	$1,436	-$89	20%	16%	2%
Fair Isaac Corp	US	$822	$1,010	$84	-48%	-17%	-9%
Savvis Inc	US	$790	$689	-$9	-74%	-8%	-1%
Softchoice Corp	CANADA	$768	$183	-$16	-35%	7%	13%
Henry (Jack) & Associates	US	$668	$1,893	$104	-15%	7%	5%
Valueclick Inc	US	$646	$1,442	-$214	-49%	7%	20%
Akamai Technologies Inc	US	$636	$5,853	$145	-28%	38%	49%
Realnetworks Inc	US	$568	$942	-$244	-19%	10%	0%
United Online Inc	US	$514	$691	-$95	-35%	4%	-6%
Digital River Inc	US	$349	$1,432	$64	-15%	7%	15%
WebMD Health Corp	US	$332	$2,078	$565	-19%	3%	1%
Ariba Inc	US	$302	$1,257	-$41	48%	37%	-4%

75th %ile		$1,055	$1,989	$104	-11%	13%	16%
50th %ile		$806	$1,434	$54	-17%	7%	6%
25th %ile		$619	$967	-$23	-35%	3%	-2%
Average		$809	$1,757	$47	-17%	8%	8%

Open Text Corporation		$725	$1,640	$53	48%	31%	18%

(1)	Most recently reported annual revenue as of June 30, 2008.
(2)	Market Capitalization at June 30, 2008.
(3)	TSR denotes annualized Total Shareholder Return, or change in share price adjusted for dividends.

        For the EVP, Products, Mr. Roberts, we also considered market survey data in determining compensation competitiveness. Specifically, we used survey data comprised of high technology and professional services organizations from Mercer’s proprietary 2008 US Mercer Benchmark Database.

Due to limited matches among the Software group, for the Executive Chairman and Chief Strategy Officer, Mr. Jenkins, and the EVP, Global Sales, Support & Services, Mr. Wilkerson, these two positions were instead matched to a “General Industry” group comprised of publicly-traded North American companies with revenue between $500 million and $1.6 billion (approximately one-half to two-times Open Text’s revenue).

United States Securities and Exchange Commission

January 29, 2010

The following companies, which collectively comprise the “General Industry” peer group, were used to benchmark Open Text’s Executive Chairman and Chief Strategy Officer and EVP, Global Sales, Support & Services, respectively:

General Industry Peer Companies used for:

Executive Chairman and Chief Strategy Officer, Mr. Jenkins in determining the Peer group for Fiscal 2009

All values in $USmillions

Company Name	Country	Revenue (1)	Mkt. Cap. (2)	Net Income
Dress Barn Inc	US	$1,427	$807	$74
Res-Care Inc	US	$1,302	$521	$37
Respironics Inc	US	$1,195	n/a	n/a
Stepan Co	US	$1,173	$431	$37
Intl Rectifier Corp	US	$1,171	$1,392	-$63
Forest City Enterprises	US	$1,169	$3,318	-$112
Guess Inc	US	$1,120	$3,557	$214
Forzani Group Ltd	CANADA	$1,115	$457	$27
KCP Income Fund	CANADA	$1,099	n/a	n/a
Linear Technology Corp	US	$1,083	$7,226	$388
Seneca Foods Corp	US	$1,025	$160	$19
Tetra Tech Inc	US	$1,013	$1,331	$61
Sherritt International	CANADA	$983	$4,166	-$269
Lions Gate Entertainment Cp	CANADA	$977	$1,230	-$163
Western Oil Sands Inc	CANADA	$867	n/a	n/a
Viad Corp	US	$856	$534	$43
Energem Resources Inc	CANADA	$805	$40	n/a
Canwel Building Matls Inc Fd	CANADA	$803	$101	$16
Dundee Wealth Mgmt Inc	CANADA	$786	$1,428	-$174
Tweeter Home Entmt Group Inc	US	$775	$0	n/a
Martinrea International Inc.	CANADA	$768	$410	-$243
Enerflex System Ltd	CANADA	$699	$575	$61
Nymex Holdings Inc	US	$640	$8,007	n/a
Rcn Corp	US	$585	$406	-$71
John B. Sanfilippo & Son	US	$541	$70	-$6
Colonial Properties Trust	US	$539	$949	-$47
Movado Group Inc	US	$533	$358	$2
Books-A-Million Inc	US	$520	$120	$11

75th %ile		$1,116	$1,392	$42
50th %ile		$922	$534	$13
25th %ile		$751	$358	-$69
Average		$913	$1,504	-$7

Open Text Corporation		$725	$1,640	$53

(1)	Most recently reported annual revenue as of June 30, 2008.
(2)	Market Capitalization at June 30, 2008.

General Industry Peer Companies used for:

EVP, Global Sales, Support & Services, Mr. Wilkerson in determining the Peer group for Fiscal 2009

All values in $USmillions

Company Name	Country	Revenue (1)	Mkt. Cap. (2)	Net Income
Avx Corp	US	$1,619	$1,934	$81
KCP Income Fund	CANADA	$1,246	n/a	n/a
Wolverine Tube Inc	US	$1,229	$29	-$48
Greenbrier Companies Inc	US	$1,224	$332	$20
Intl Rectifier Corp	US	$1,171	$1,392	-$63
Parametric Technology Corp	US	$941	$1,920	$80
Verasun Energy Corp	US	$848	$652	n/a
Stoneridge Inc	US	$727	$421	-$98
Healthways Inc	US	$616	$994	$55
Qlogic Corp	US	$598	$1,934	$109
Innophos Holdings Inc	US	$579	$667	$207

75th %ile		$1,227	$1,788	$81
50th %ile		$941	$831	$55
25th %ile		$672	$479	-$48
Average		$982	$1,027	$38

Open Text Corporation		$725	$1,640	$53

(1)	Most recently reported annual revenue as of June 30, 2008.
(2)	Market Capitalization at June 30, 2008.

The purpose of this benchmarking process was to:

•	Understand the competitiveness of the Company’s current pay levels for each executive position relative to companies with similar revenues and business characteristics;

•	Identify and understand any gaps that may exist between the Company’s actual compensation levels and market compensation levels; and

•	Serve as a basis for developing salary adjustments and short-term and long-term incentive award programs for the Compensation Committee’s approval.

Our research indicated that, for Fiscal 2009, compensation for each NEO was positioned as follows:

			Base Salary		Total Cash Compensation		Total Direct Compensation
Title	Name	Peer Group	Target Percentile	Actual Percentile	Target Percentile	Actual Percentile	Target Percentile	Actual Percentile
President & CEO	Shackleton, J.	Software		Aligned 25th		Between 25th and 50th		Below 25th

Executive Chairman and Chief Strategy Officer	Jenkins, P.T.	General Industry		Between 25th and 50th		Aligned 75th		Aligned 75th

Chief Financial Officer	McFeeters, P.	Software	50th	Aligned 50th	50th	Between 25th and 50th	50th to 75th	Aligned 25th

EVP, Products	Roberts, K.	Software		Aligned 50th		Between 50th and 75th		Aligned 50th

EVP,Global Sales, Support & Services	Wilkerson, J.	General Industry		Above 75th		Above 75th		Aligned 75th

In addition to being competitive relative to the relevant peer groups, Open Text’s executive compensation levels were deemed appropriate given Open Text’s performance relative to these groups. Specifically, relative to the Software peer group, Open Text’s relative Total Shareholder Return (TSR) was in the top quartile for the 1, 3 and 5 year periods ending June 30, 2008. Similarly, relative to the General Industry peer group, TSR was above median and, for most periods, in the top quartile.

United States Securities and Exchange Commission

January 29, 2010

Appendix B

	World Wide Revenue
Named Executive Officer	Expected Target	Payable at Expected	Threshold Target	Payable at Threshold	Actual Revenue	Actual Paid
John Shackleton	$791,375,000	$225,000	$633,100,000	$45,000	$776,182,988	$180,000
Tom Jenkins	$791,375,000	$151,979	$633,100,000	$30,396	$776,182,988	$121,583
Paul McFeeters	$791,375,000	$37,995	$633,100,000	$7,599	$776,182,988	$30,396
Kirk Roberts	$791,375,000	$49,936	$633,100,000	$9,987	$776,182,988	$41,147
John Wilkerson	$791,375,000	$135,000	$633,100,000	$27,000	$776,182,988	$111,240

	World Wide Adjusted Net Income
Named Executive Officer	Expected Target	Payable at Expected	Threshold Target	Payable at Threshold	Actual Income	Actual Paid
John Shackleton	$210,255,000	$225,000	$168,204,000	$45,000	$197,991,157	$157,500
Tom Jenkins	$210,255,000	$151,979	$168,204,000	$30,396	$197,991,157	$106,385
Paul McFeeters	$210,255,000	$37,995	$168,204,000	$7,599	$197,991,157	$26,596
Kirk Roberts	$210,255,000	$49,936	$168,204,000	$9,987	$197,991,157	$37,751
John Wilkerson	$210,255,000	$135,000	$168,204,000	$27,000	$197,991,157	$102,060

	Personal Targets
Named Executive Officer	Payable at Expected	Payable at Threshold	Actual Paid
John Shackleton	$50,000	$30,000	$50,000
Tom Jenkins	$130,267	$78,160	$130,267
Paul McFeeters	$32,567	$19,540	$29,310
Kirk Roberts	$19,974	$11,985	$15,979
John Wilkerson	$30,000	$18,000	$24,000

Payments to Canadian employees are converted at 0.866849, which is the rate of exchange as of June 30, 2009

United States Securities and Exchange Commission

January 29, 2010

Appendix C

For the year ended June 30, 2009, we determined total short-term variable compensation for each Named Executive Officer (“NEO”) and the respective weighting for each performance measure, through consultation with Mercer. Mercer benchmarked our compensation practices and policies with respect to our seven most senior positions against similar-sized Canadian and U.S. technology companies in order to allow us to place our compensation practices for these seven positions in a market context. This benchmarking included a review of base salary, short-term incentives, total cash compensation levels, long-term incentives and total direct compensation.

The total short term variable compensation represented the amount the NEO would receive if his expected targets were met. The total short term incentive amount was represented by the following percentage of total salary:

Named Executive Officer	2009 Base Salary	Payable for Achievement of Minimum Target as a Percentage of Salary	Payable for Achievement of Expected Target as a Percentage of Salary	Payable for Achievement of Maximum Target as a percentage of Salary
John Shackleton	$500,000	24%	100%	145%
Tom Jenkins	$430,683	32%	100%	135%
Paul McFeeters	$323,012	11%	33%	45%
Kirk Roberts	$301,478	16%	66%	95%
John Wilkerson	$400,000	18%	75%	109%

The following is a summary of the relative weighting among the worldwide revenue, worldwide adjusted net income, worldwide divisional and personal targets for each NEO as a percentage of the total short-term incentive amount:

	Worldwide Revenue	Worldwide Adjusted Net Income	Worldwide Divisional targets	Personal targets	Total
John Shackleton	45%	45%	N/A	10%	100%
Tom Jenkins	35%	35%	N/A	30%	100%
Paul McFeeters	35%	35%	N/A	30%	100%
Kirk Roberts	25%	25%	40%	10%	100%
John Wilkerson	45%	45%	N/A	10%	100%

For instance, Mr. Shackleton’s total targeted variable compensation was $500,000, which, as illustrated above, represents 100% of his total salary for Fiscal 2009 and is the amount which the Company would pay upon Mr. Shackleton achieving all of his expected targets. If the company met its worldwide revenue and worldwide adjusted net income targets and Mr. Shackleton met his personal targets, he would have received $225,000, $225,000 and $50,000, respectively, for each respective performance measure or conversely, 45%, 45% and 10%, of his total targeted variable compensation.

United States Securities and Exchange Commission

January 29, 2010

In Fiscal 2009, the following payout tables were used to determine, for each NEO, the corresponding percentage of payment for each level of achievement against target worldwide revenue and worldwide adjusted net income performance:

Worldwide Revenue

% Attainment	% Payment
0-79%	0%
80-84%	20%
85-89%	40%
90-94%	60%
95-99%	80%
100%	100%
101%	104%
102%	108%
103%	112%
104%	117%
105%	122%
106%	127%
107%	132%
108%	137%
109%	142%
110%	150%
Over 110%	150% maximum

Worldwide Adjusted Net Income

% Attainment	% Payment
0-79%	0%
80-81%	5%
82%	10%
83%	15%
84%	20%
85%	25%
86%	30%
87%	35%
88%	40%
89%	45%
90%	50%
91%	55%
92%	60%
93%	65%
94%	70%
95%	75%
96%	80%
97%	85%
98%	90%
99%	95%
100%	100%
Over 100%	2X delta, No Maximum
Example: 105% =	110%

United States Securities and Exchange Commission

January 29, 2010

In Fiscal 2009, worldwide revenue attainment was equal to 98% of target and worldwide adjusted net income was equal to 94% of target and the corresponding payments were 80% and 70%, respectively. Payouts against targeted worldwide revenue and worldwide adjusted net income were calculated on an annual basis, at fiscal year end for Mr. Shackleton, Mr. Jenkins and Mr. McFeeters. Mr. Roberts and Mr. Wilkerson had five payments related to this metric during Fiscal 2009, based on quarter-end performance and fiscal year-end performance so their payouts were slightly greater than the 80% and 70% payouts of the other NEOs. The formula for calculation of payments to all NEO’s was consistently applied as illustrated in the above payout tables. The reason for the difference in payment to two of the NEO’s was frequency of calculation. Due to their more direct influence on revenue generation, Mr. Roberts and Mr. Wilkerson had calculations performed each quarter on quarterly achievement versus quarterly target and an annual calculation of annual achievement versus annual target. The consequence of summing the five individual calculations is a final number that is slightly different than a single calculation on the year.

As illustrated in the Summary Compensation Table, for the year ended June 30, 2009, Mr. Shackleton earned $387,500, which represents approximately 78% of his total targeted variable compensation and is broken out, by performance measure as follows:

Performance Measure:	Payable at Expected Target	Actual Paid (% of Expected Target)	Actual Paid ($)	Actual Paid (% of Base Salary)
Worldwide Revenue (Weighting: 45%)	$225,000	80%	$180,000
Worldwide Adjusted Net Income (Weighting: 45%)	$225,000	70%	$157,500
Personal Targets (Weighting: 10%)	$50,000	100%	$50,000

Total	$500,000	78%	$387,500	78%

United States Securities and Exchange Commission

January 29, 2010

Mr. Jenkins

Performance Measure:	Payable at Expected Target	Actual Paid (% of Expected Target)	Actual Paid ($)	Actual Paid (% of Base Salary)
Worldwide Revenue (Weighting: 35%)	$151,979	80%	$121,583
Worldwide Adjusted Net Income (Weighting: 35%)	$151,979	70%	$106,385
Personal Targets (Weighting: 30%)	$130,267	100%	$130,267

Total	$434,225	83%	$358,235	83%

*	Mr. Jenkins is paid in Canadian dollars. The “actual paid” amount reflected above is different from the “Non Equity Incentive Compensation” illustrated under the “Summary Compensation Table” within Item 10 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 as a result of an average exchange rate of 0.861366 applied when converting to U.S dollars for disclosure purposes.

Mr. McFeeters

Performance Measure:	Payable at Expected Target	Actual Paid (% of Expected Target)	Actual Paid ($)	Actual Paid (% of Base Salary)
Worldwide Revenue (Weighting: 35%)	$37,995	80%	$30,396
Worldwide Adjusted Net Income (Weighting: 35%)	$37,995	70%	$26,596
Personal Targets (Weighting: 30%)	$32,567	90%	$29,310

Total	$108,557	79%	$86,302	27%

*	Mr. McFeeters is paid in Canadian dollars. The “actual paid” amount reflected above is different from the “Non Equity Incentive Compensation” illustrated under the “Summary Compensation Table” within Item 10 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 as a result of an average exchange rate of 0.861366 applied when converting to U.S dollars for disclosure purposes.

United States Securities and Exchange Commission

January 29, 2010

Mr. Roberts

Performance Measure:	Payable at Expected Target	Actual Paid (% of Expected Target)	Actual Paid ($)	Actual Paid (% of Base Salary)
Worldwide Revenue (Weighting: 25%)	$49,936	82%	$41,147
Worldwide Adjusted Net Income (Weighting: 25%)	$49,936	76%	$37,751
Worldwide Divisional Targets (Weighting: 40%)	$79,897	95%	$75,823
Personal Targets (Weighting: 10%)	$19,974	80%	$15,979

Total	$199,743	85%	$170,700	57%

*	Mr. Roberts is paid in Canadian dollars. The “actual paid” amount reflected above is different from the “Non Equity Incentive Compensation” illustrated under the “Summary Compensation Table” within Item 10 of the Company’s Annual Report on Form 10-K for the year ended June 30, 2009 as a result of an average exchange rate of 0.861366 applied when converting to U.S dollars for disclosure purposes.

Mr. Wilkerson

Performance Measure:	Payable at Expected Target	Actual Paid (% of Expected Target)	Actual Paid ($)	Actual Paid (% of Base Salary)
Worldwide Revenue (Weighting: 45%)	$135,000	82%	$111,240
Worldwide Adjusted Net Income (Weighting: 45%)	$135,000	76%	$102,060
Personal Targets (Weighting: 10%)	$30,000	80%	$24,000

Total	$300,000	79%	$237,300	59%

United States Securities and Exchange Commission

January 29, 2010

Appendix D

Our procedure regarding the approval of any related party transaction is that the material facts of such transaction shall be reviewed by the independent members of our Board and the transaction approved by a majority of the independent members of our Board. The Board reviews all transactions wherein we are, or will be a participant and any related party has or will have a direct or indirect interest. In determining whether to approve a related party transaction, the Board generally takes into account, among other facts it deems appropriate: whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances; the extent and nature of the related person’s interest in the transaction; the benefits to the company of the proposed transaction; if applicable, the effects on a director’s independence; and if applicable, the availability of other sources of comparable services or products.